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Mail Processing Section
MAR 14 2016
Washington DC

SEC FILE NUMBER
8 - 69408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Acquiom Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1614 15th Street, Suite 250
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AKB

OATH OR AFFIRMATION

I, Mark B. Vogel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acquiom Financial LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

JASON MORRIS
NOTARY PUBLIC - STATE OF COLORADO
Notary Identification #20054040108
My Commission Expires 3/25/2019

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption from SEA Rule 15c3-3

TABLE OF CONTENTS

December 31, 2015

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member
Acquiom Financial LLC

We have audited the accompanying statement of financial condition of Acquiom Financial LLC (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Acquiom Financial LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Ernst Wintter & Associates LLP

Walnut Creek, California
March 11, 2016

ACQUIOM FINANCIAL LLC

Statement of Financial Condition

December 31, 2015

ASSETS

Cash and cash equivalents	$	57,889
Accounts receivable		750
Prepaid expenses		2,984
Total assets	$	61,623

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	18,863
Deferred revenue		629
Total liabilities		19,492
Member's capital		42,131
Total liabilities and member's capital	$	61,623

See accompanying notes

ACQUIOM FINANCIAL LLC

Notes to Financial Statement

December 31, 2015

Note 1 - Organization and operations:

Acquiom Financial LLC (the "Company") was organized in 2013 under the laws of the state of Colorado and operates in Denver, Colorado. The Company is wholly owned by SRS Acquiom LLC. (the "Member"). The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's business operations commenced in March 2015 and primarily include brokering investments to customers with escrow accounts associated with mergers and acquisitions.

Note 2 - Summary of significant accounting policies:

Cash and cash equivalents - The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

ACQUIOM FINANCIAL LLC
Notes to Financial Statement
December 31, 2015

Note 2 - Summary of significant accounting policies (continued):

Fair value of financial instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income taxes - The Company is a LLC and is a disregarded entity for income tax purposes therefore income taxes are paid at the member level. Federal and state income taxes are reported on the Member's consolidated tax returns. Accordingly, the Company does not make provisions for federal or state income taxes. The Company is subject to examination for all federal and state tax filings since its formation.

Subsequent events - The Company has evaluated subsequent events through March 11, 2016, the date in which financial statements were issued. As of March 1, 2016 SRS Acquiom LLC changed its name to SRS Acquiom Holdings LLC, which became a wholly owned subsidiary of SRS Acquiom Inc.

Note 3 - Net capital requirements:

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2015, the Company's net capital was $38,397, which exceeded the requirement by $33,397.

ACQUIOM FINANCIAL LLC
Notes to Financial Statement
December 31, 2015

Note 4 - Related party transactions:

The Company has an expense sharing agreement with the Member. The Member provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Member. The Company's results of operations and financial position would differ significantly if the entities were autonomous.

ACQUIOM FINANCIAL LLC

Financial Statement
December 31, 2015

Together with Report of Independent Registered Public Accounting Firm

Acquiom Financial LLC
1614 15th Street, Suite 250
Denver, CO 80202

MARCH 11, 2016

SECURITIES AND EXCHANGE COMMISSION
REGISTRATIONS BRANCH
MAIL STOP 8031
100 F STREET, NE
WASHINGTON, DC 20549

Re: Acquiom Financial SEC# 8-69408

Dear Sir or Madam:

Pease find enclosed one copy of our confidential annual audit report and one copy of our public annual report filed pursuant to SEC Rule 17a-5. If you have any questions please contact me at (720) 613-1020.

Sincerely,



Lewis J. Dellarco, Jr.
Director of Compliance